UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 16 July 2021, London UK - LSE announcement

GSK announces positive headline results from five Phase 3 studies of daprodustat for patients with anaemia due to chronic kidney disease

Full results to be presented at a medical meeting later this year

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced positive headline results from five studies of the Phase 3 ASCEND programme, evaluating the efficacy and safety profile of daprodustat, an investigational oral hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI), for patients with anaemia due to chronic kidney disease (CKD).

The ASCEND programme showed that daprodustat met its primary efficacy endpoint in each study, demonstrating an improvement in haemoglobin (Hgb) levels in untreated patients and maintaining Hgb levels in patients treated with an erythropoietin stimulating agent (ESA), a standard treatment option, in patients with anaemia of CKD. In addition, the key cardiovascular outcomes studies for non-dialysis (ASCEND-ND) and dialysis patients (ASCEND-D) demonstrated that daprodustat was non-inferior when compared to an ESA in the risk of Major Adverse Cardiovascular Events (MACE), the co-primary endpoint of both studies.

Dr. Hal Barron, Chief Scientific Officer and President R&D, GSK, said: "I am particularly pleased with the results from the ASCEND-ND and ASCEND-D studies given the importance of managing cardiovascular outcomes for patients who are currently suffering from anaemia due to chronic kidney disease, as well as the need to provide a convenient, oral treatment option. We will continue to analyse the data from the robust phase 3 ASCEND programme and look forward to working closely with regulators as we plan for our submissions."

In addition to the ASCEND-D and ASCEND-ND studies, the programme also included studies focused on incident dialysis, for patients just starting dialysis (ASCEND-ID); quality of life measures (ASCEND-NHQ); as well as three-times weekly dosing regimens (ASCEND-TD). Each of the studies from the programme met its respective primary or co-primary endpoint(s). The programme enrolled over 8,000 patients who were treated for up to 3.75 years. The full results of the studies will be presented at a forthcoming medical meeting later this year and will be used to inform regulatory pathways with health authorities worldwide.

Across the ASCEND programme, daprodustat was generally well tolerated in both non-dialysis and dialysis patients. The incidence of treatment-emergent adverse events was similar between treatment groups and the nature of reported events was consistent with the underlying patient population. The most commonly reported adverse events in patients receiving daprodustat across the ASCEND programme included hypertension, diarrhoea, dialysis hypotension, peripheral edema, and urinary tract infection.

Daprodustat is currently approved in Japan as Duvroq for patients with renal anaemia. It is not approved anywhere else in the world.

About Anaemia of CKD
Chronic kidney disease, characterised by progressive loss of kidney function, is an increasing global public health burden.1 Risk factors for CKD include hypertension, diabetes, obesity and primary renal disorders.1 Furthermore, CKD is an independent risk factor for cardiovascular disease.1 Anaemia is an important and frequent complication of CKD.2 However, it is often poorly diagnosed and undertreated in patients with early stage CKD, such as those not on dialysis.2 When left untreated or undertreated, anaemia of CKD is associated with poor clinical outcomes and leads to a substantial burden on patients and healthcare systems.2

About daprodustat
Daprodustat, an oral hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI), belongs to a novel class of oral medicines indicated for the treatment of anaemia due to chronic kidney disease in adult patients not on dialysis and on dialysis. Inhibition of oxygen-sensing prolyl hydroxylase enzymes stabilises hypoxia-inducible factors, which can lead to transcription of erythropoietin and other genes involved in the correction of anaemia, similar to the physiological effects that occur in the body at high altitude. Daprodustat has been developed to provide a convenient oral treatment option for patients with anaemia associated with CKD.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
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Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

[1] Hill NR, Fatoba ST, Oke JL, et al. Global prevalence of chronic kidney disease - A systematic review and meta-analysis. PLoS One. 2016;11(7):e0158765.

[2] St Peter WL, Guo H, Kabadi S, et al. Prevalence, treatment patterns, and healthcare resource utilization in Medicare and commercially insured non-dialysis-dependent chronic kidney disease patients with and without anemia in the United States. BMC Nephrol. 2018;19(1):67.
   Wong MMY, Tu C, Li Y, et al. Anemia and iron deficiency among chronic kidney disease stages 3-5 ND patients in the Chronic Kidney Disease Outcomes and Practice Patterns Study: often unmeasured, variably treated. Clin Kidney J. 2019. doi: 10.1093/ckj/sfz091
  Hoshino J, Muenz D, Zee J, et al. Associations of hemoglobin levels with health-related quality of life, physical activity, and clinical outcomes in persons with stage 3-5 nondialysis CKD. J Ren Nutr. 2020.
  Toft G, Heide-Jorgensen U, van Haalen H, et al. Anemia and clinical outcomes in patients with non-dialysis dependent or dialysis dependent severe chronic kidney disease: a Danish population-based study. J Nephrol. 2020;33(1):147-156.
  Locatelli F, Pisoni RL, Combe C, et al. Anaemia in haemodialysis patients of five European countries: association with morbidity and mortality in the Dialysis Outcomes and Practice Patterns Study (DOPPS). Nephrol Dial Transplant. 2004;19(1):121-132.
  Hayashi T, Uemura Y, Kumagai M, et al. Effect of achieved hemoglobin level on renal outcome in non-dialysis chronic kidney disease (CKD) patients receiving epoetin beta pegol: MIRcerA CLinical Evidence on Renal Survival in CKD patients with renal anemia (MIRACLE-CKD Study). Clin Exp Nephrol. 2019;23(3):349-361.
  Walker AM, Schneider G, Yeaw J, et al. Anemia as a predictor of cardiovascular events in patients with elevated serum creatinine. J Am Soc Nephrol. 2006;17(8):2293-2298.
  Eriksson D, Goldsmith D, Teitsson S, et al. Cross-sectional survey in CKD patients across Europe describing the association between quality of life and anaemia. BMC Nephrol. 2016;17(1):97.
  van Haalen H, Jackson J, Spinowitz B, et al. Impact of chronic kidney disease and anemia on health-related quality of life and work productivity: analysis of multinational real-world data. BMC Nephrol. 2020;21(1):88.
  Eriksson D, Teitsson S, Goldsmith D, et al. Cross-sectional descriptive study of the impact of anaemia in patients with chronic kidney disease on healthcare resource utilisation and work productivity across Europe. Value Health. 2015;18(A514).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 16, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc